Exhibit 99.1

ZTO Express to Hold Annual General Meeting on November 15, 2019

SHANGHAI, October 17, 2019—ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading express delivery company in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Friday, November 15, 2019, at 14:00 (local time), at JW Marriott Hotel Macau, Galaxy Macau™, Estrada da Baía da Nossa Senhora da Esperanca s/n, COTAI, Taipa, Macao SAR, China. The record date is October 21, 2019.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the News & Events section at the Company’s investor relations website at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor inquiries, please contact:

Investor Relations Department
E-mail: ir@zto.com

Phone: +86 21 6978 7037